UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

DST SYSTEMS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

233326107

(CUSIP Number)

Julia A. Argyros

c/o Arnel Development Company

949 South Coast Drive, Suite 600

Costa Mesa, California 92626

Tel. No.: (714) 481-5000

(Name, Address and Telephone Number of

Person Authorized to Receive Notices

and Communications)

with a copy to:

John M. Williams, Esq.

Gibson, Dunn & Crutcher LLP

3161 Michelson Drive

Tel. No.: (949) 451-3923

Irvine, California 92612

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 8, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Person: George L. Argyros	I.R.S. Identification Nos. of above persons (entities only): Inapplicable.
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 900
	8.	Shared Voting Power: 355,731
	9.	Sole Dispositive Power: 900
	10.	Shared Dispositive Power: 355,731
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 356,631
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 0.85% (1)
14.	Type of Reporting Person (See Instructions): IN

(1)	Based upon 42,121,229 shares of common stock outstanding on April 30, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 2, 2014.

1.	Name of Reporting Person: Julia A. Argyros	I.R.S. Identification Nos. of above persons (entities only): Inapplicable.
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 1,060,827
	8.	Shared Voting Power: 355,731
	9.	Sole Dispositive Power: 1,060,827
	10.	Shared Dispositive Power: 355,731
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,416,558
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 3.36% (1)
14.	Type of Reporting Person (See Instructions): IN

(1)	Based upon 42,121,229 shares of common stock outstanding on April 30, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 2, 2014.

Item 1.	Security and Issuer

This Amendment No. 11 updates and supplements the statement on Schedule 13D filed by Julia A. Argyros and George L. Argyros with the Securities and Exchange Commission on December 21, 1998, as amended by Amendment No. 1 thereto, dated March 18, 2004, by Amendment No. 2 thereto, dated May 11, 2010, by Amendment No. 3 thereto, dated November 21, 2011, by Amendment No. 4 thereto, dated February 6, 2012, by Amendment No. 5 thereto, dated January 22, 2013, by Amendment No. 6 thereto, dated November 1, 2013, by Amendment No. 7 thereto, dated February 3, 2014, by Amendment No. 8 thereto, dated February 12, 2014, by Amendment No. 9 thereto, dated March 23, 2014, and by Amendment No. 10 thereto, dated May 5, 2014, with respect to the Common Stock, par value $0.01 per share (the “Common Stock”), of DST Systems, Inc., a Delaware corporation (the “Issuer”) having its principal executive offices at 333 West 11th Street, Fifth Floor, Kansas City, Missouri 64105.

This Amendment No. 11 is being filed primarily to update the Reporting Persons’ disclosures under Items 3, 4, 5, 6 and 7 with respect to entry into an underwriting agreement with the parties described in Item 4 and sale of Common Stock in a secondary offering and a repurchase by the Issuer.

Item 2.	Identity and Background (a)-(f) of Item 2 is hereby amended as follows:

(a) This Schedule 13D is filed on behalf of Julia A. Argyros and her spouse George L. Argyros (collectively, the “Reporting Persons”).

(b) The business address of the Reporting Persons is c/o Arnel Development Company, 949 South Coast Drive, Suite 600, Costa Mesa, California 92626.

(c) Julia A. Argyros’ present principal occupation is Chair of the Board and Chief Executive Officer of Arnel and Affiliates. George L. Argyros is retired and serves as the Chairman of the Argyros Family Foundation.

(d) Neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) None of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which either of the Reporting Persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws during the last five years.

(f) Each Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

All of the Common Stock reported as beneficially owned by the Reporting Persons was acquired by the Reporting Persons and affiliated entities of the Reporting Persons either:

•	pursuant to the merger of USCS International, Inc. into a wholly owned subsidiary of the Issuer in a stock-for-stock transaction on December 21, 1998; or

•	in open market purchases using personal funds.

Item 4.	Purpose of Transaction

The information under this Item 4 is hereby amended and supplemented to add the following text:

On May 8, 2014, the Argyros Family Trust and HBI Financial, Inc. (together, the “Argyros Members”) entered into an underwriting agreement (the “Underwriting Agreement”) with the underwriters named therein (the “Underwriters”) and the Issuer. Pursuant to the Underwriting Agreement, and under a registration statement of the Issuer on Form S-3 (File No: 333-195693) filed pursuant to Rule 424(b) of the Securities Exchange Act of 1933, as amended, and amendments and supplements thereto filed with the Securities and Exchange Commission (collectively, the “Registration Statement”), the Argyros Family Trust sold 3,286,543 shares of Common Stock and HBI Financial, Inc. sold 2,070,657 shares of Common Stock, in each case to the Underwriters, with a public offering price of $84.00 per share, less an underwriting discount of $3.36 per share. The sale was settled on May 14, 2014.

In addition, on May 14, 2014, pursuant to a stock repurchase and offering agreement entered into on May 5, 2014 among the Issuer, Julia A. Argyros, GLA Financial Corporation and the Argyros Members, the Argyros Family Trust sold 1,410,641 shares of Common Stock and HBI Financial, Inc. sold 1,018,902 shares of Common Stock, in each case to the Issuer, at a per share price of $82.32.

The foregoing description of the Underwriting Agreement is qualified in its entirety by reference to the full text of the Agreement, which is attached as Exhibit 99.1 hereto and incorporated herein by reference.

Other than as described in the preceding paragraphs, the Reporting Persons have no present plans or proposals that relate to or would result in any of the matters referred to in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

he information under this Item 5 is hereby amended and restated as follows:

(a) George L. Argyros beneficially owns 356,631 shares of Common Stock of the Issuer, which represents approximately 0.85% of the outstanding shares of Common Stock of the Issuer and Julia A. Argyros beneficially owns 1,416,558 shares of Common Stock of the Issuer, which represents approximately 3.36% of the outstanding shares of Common Stock of the Issuer (based on the 42,121,229 shares of Common Stock outstanding on April 30, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 2, 2014).

Of the 356,631 shares beneficially owned by George L. Argyros, (i) 355,731 shares are held by the Argyros Family Foundation, of which George L. Argyros is the Chairman, (ii) 450 shares are held by the Lenore Trigonis Trust Established under the Leon and Olga Argyros 1986 Trust, of which George L. Argyros is the trustee, and (iii) 450 shares are held by the Selia Poulos Trust Established under the Leon and Olga Argyros 1986 Trust, of which George L. Argyros is the trustee. George L. Argyros has no pecuniary interest in shares held by the Argyros Family Foundation, which is a charitable foundation. George L. Argyros disclaims beneficial ownership of the shares held by the Argyros Family Foundation, the Lenore Trigonis Trust Established under the Leon and Olga Argyros 1986 Trust and the Selia Poulos Trust Established under the Leon and Olga Argyros 1986 Trust.

Of the 1,416,588 shares beneficially owned by Julia A. Argyros, (i) 18,200 shares are held by the Argyros Family Trust, of which Julia A. Argyros is the sole trustee, (ii) 1,040,941 shares are held by HBI Financial, Inc., for which Julia A. Argyros is the President and Chief Executive Officer and the Argyros Family Trust is the sole shareholder, (iii) 1,686 shares are held by GLA Financial Corporation, for which Julia A. Argyros is the President and Chief Executive Officer and the Argyros Family Trust is the sole shareholder, and (iv) 355,731 shares are held by the Argyros Family Foundation, of which Julia A. Argyros is the President and Chief Executive Officer. Julia A. Argyros has no pecuniary interest in shares held by the Argyros Family Foundation, which is a charitable foundation, and disclaims beneficial ownership of the shares held by the Argyros Family Foundation.

(b) Number of shares as to which George L. Argyros has:

1.	Sole power to vote or direct the vote: 900

2.	Shared power to vote or direct the vote: 355,731

3.	Sole power to dispose or direct the disposition: 900

4.	Shared power to dispose or direct the disposition: 355,731

Number of shares as to which Julia A. Argyros has:

1.	Sole power to vote or direct the vote: 1,060,827

2.	Shared power to vote or direct the vote: 355,731

3.	Sole power to dispose or direct the disposition: 1,060,827

4.	Shared power to dispose or direct the disposition: 355,731

(c) Except as described in Item 4 above, the Reporting Persons have not engaged in any transactions in the Common Stock of the Issuer during the past 60 days.

(d) All of the shares beneficially owned by the Reporting Persons are owned by family trusts in which Julia A. Argyros or George L. Argyros is the sole trustee, corporations in which the Argyros Family Trust is the sole shareholder, or the Argyros Family Foundation of which George L. Argyros is the Chairman and Julia A. Argyros is the President and Chief Executive Officer. In each case, the Reporting Persons have the sole or shared power to vote and dispose of the shares of Common Stock as indicated above.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On May 8, 2014, the Argyros Members, the Issuer, and the Underwriters entered into the Underwriting Agreement, defined and described in Item 4 above. The description of the Underwriting Agreement above is incorporated herein by reference and similarly qualified in its entirety by reference to the full text of the Underwriting Agreement, which is attached as Exhibit 99.1 hereto.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1	Underwriting Agreement, dated May 8, 2014, by and among the Argyros Members, the Issuer, and the Underwriters (previously filed as Exhibit 1.1 to the Issuer’s 8-K filed May 14, 2014).

Exhibit 99.2	Joint Filing Agreement, dated November 1, 2013 (previously filed as Exhibit 99.2 to Amendment 6 on November 1, 2013).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 14, 2014

/s/ Julia A. Argyros

Julia A. Argyros as attorney-in-fact for George L. Argyros*

/s/ Julia A. Argyros

Julia A. Argyros

*             Julia A. Argyros, by her signature, executes this Schedule 13D on behalf of George L. Argyros pursuant to a Joint Filing Agreement previously filed with the SEC as Exhibit 99.2 to Amendment 6 on November 1, 2013.

INDEX TO EXHIBITS

Exhibit No.	Description

Exhibit 99.1	Underwriting Agreement, dated May 8, 2014, by and among the Argyros Members, the Issuer, and the Underwriters.